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                       U.S. SECURITIES AND EXCHANGE COMMISSION   +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 01/31/2002  |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 |   0-26799   |
                                                                 |   CUSIP #   |
                                                                 |             |
                                                                 +-------------+
check box
Form 10-K [X]   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q [ ]   Form N-SAR

                    For Period Ended: March 31, 2001
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                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form, Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
     Universal Broadband Networks, Inc.
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Former Name if Applicable
         IJNT.net, Inc.
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Address of Principal Executive Office (Street and Number)
     2030 Main Street, Suite 550
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City, State, Zip Code
     Irvine, CA  92614
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 PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[XX] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.







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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

It is not possible for the Registrant to file its March 31, 2001 Form 10-K within the prescribed time period for the following reasons:

1. On October 31, 2000 (the "Petition Date"), Universal Broadband Networks, Inc. and four of its wholly-owned subsidiaries (collectively the "Company")filed a petition for relief (the "Petition") under Chapter 11 of the United States Bankruptcy Code.

2. Since the Petition Date, the Company has conducted limited activities as a debtor-in-possession under the Bankruptcy Code and retains only a limited number of key personnel. Due to such reduced staff, the Registrant was unable to complete timely its financial statements without unreasonable effort or expense.

3. As a result of the filing of the Petition, the Company's former independent certified public accounting firm resigned and a new independent certified public accounting firm (the "New Accounting Firm") was retained in December 2000. In conjunction with SEC regulations, the Company needs to obtain the manually signed audit reports from the prior accountants, and is presently coordinating with the former accounting firm to approve the March 31, 2001 10-K and obtain the necessary signatures. Such approval and signature could not be obtained without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

 Brandon Powell                      949               260-8108
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     (Name)                       (Area Code)       (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ]Yes  [x]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                        Universal Broadband Networks, Inc.
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                 (Name of Registrant as Specified in Charter)
   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2001                     By: /s/ Brandon Powell
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                                        Brandon Powell, Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.